UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Thoughtworks Holding, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88546E105

(CUSIP Number)

Salim Nathoo

Rohan Haldea

c/o Apax Partners LLP

1 Knightsbridge

London

SW1X 7LX

United Kingdom

Tel. +44-20-7872-6300

Copies to:

Srinivas S. Kaushik, P.C.

Joshua N. Korff, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88546E105

1.	Names of Reporting Persons Turing EquityCo II L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 197,750,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 197,750,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,750,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculation based on 323,160,161 shares of common stock of the Company (“Common Stock”) outstanding as of August 2, 2024 (as set forth in Section 3.6 of the Merger Agreement attached hereto as Exhibit 1).

CUSIP No.: 88546E105

1.	Names of Reporting Persons Apax IX GP Co. Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 197,750,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 197,750,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,750,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculation based on 323,160,161 shares of common stock of the Company (“Common Stock”) outstanding as of August 2, 2024 (as set forth in Section 3.6 of the Merger Agreement attached hereto as Exhibit 1).

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value (the “Common Stock”) of Thoughtworks Holding, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 200 East Randolph Street, 25th Floor, Chicago, Illinois, 60601.

Item 2. Identity and Background

(a)	This Schedule 13D is being jointly filed by Turing EquityCo II L.P. (“EquityCo II”) and Apax IX GP Co. Limited (“Apax IX GP” and, together with EquityCo II, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated August 6, 2024, a copy of which is attached as Exhibit 24 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Reporting Persons previously reported beneficial ownership of the reported securities on a Schedule 13G filed with the SEC on February 14, 2022, pursuant to Rule 13d-1(d).

(b)	The principal business address for Equity Co II is PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP and for Apax IX GP is Royal Bank Place, Third Floor, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ.

(c)	The principal business of EquityCo II is investing in securities. The principal business of the Apax IX GP is the management of investments, including, but not limited, to investments with respect to EquityCo II.

(d) – (e)	During the last five years, neither of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For the citizenship of each of the Reporting Persons, see cover pages, Item 6.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in or incorporated into Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Merger Agreement

On August 5, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tasmania Midco, LLC, a Delaware limited liability company (“Parent”), and Tasmania Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, Merger Sub will merge (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation of the Merger (upon the consummation of the Merger, the “Surviving Corporation”). Parent and Merger Sub are affiliates of the Reporting Persons.

Following the execution of the Merger Agreement, EquityCo II executed and delivered to the Company a written consent adopting the Merger Agreement (the “Stockholder Written Consent”), thereby providing the required stockholder approval for the Merger. No further approval of the holders of Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. For a summary description of the Merger Agreement and the Merger, see the Form 8-K filed by the Company with the SEC on August 5, 2024.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than such shares (a) owned directly or indirectly by Parent or Merger Sub or (b) held by any holders of shares of Common Stock who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised (and not withdrawn) their statutory right of appraisal in respect of such shares in accordance with the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.40, without interest thereon (the “Per Share Price”), less any applicable tax withholdings.

The Merger Agreement contains certain customary termination rights for the Company and Parent, including in the event that (a) any governmental authority has issued any final non-appealable order that has the effect of prohibiting the consummation of the Merger, (b) any law has been enacted that prohibits the consummation of the Merger or (c) the Merger is not consummated by February 4, 2025.

Rollover and Reinvestment Agreements

Certain stockholders of the Company who are (or are affiliates of) certain management and employees of the Company (each a, “Rollover Stockholder”, and collectively the “Rollover Stockholders”) entered into Rollover and Reinvestment Agreements in substantially the form attached hereto as Exhibit 2 (collectively, the “Rollover and Reinvestment Agreements”) with certain affiliates of Parent (“TopCo”), pursuant to which, among other matters, each Rollover Stockholder agreed to exchange all or a certain portion of their shares of Common Stock for newly issued equity interests of TopCo which will be the indirect parent of the Surviving Corporation following the Merger, in lieu of the treatment of such shares of Common Stock under the Merger Agreement described above.

The foregoing descriptions of the Merger Agreement and the form of the Rollover and Reinvestment Agreements, and the transactions contemplated thereby, are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages of this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are incorporated herein by reference.

EquityCo II directly holds the reported securities. Apax IX GP, through majority vote of its investment committee, shares voting and dispositive power over the reported securities held directly by EquityCo II and, accordingly, may be deemed the beneficial owner of such securities. This Schedule 13D shall not be construed as an admission that Apax IX GP or any individual member of the investment committee of Apax IX GP is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

As a result of the Rollover and Reinvestment Agreements, the Rollover Stockholders and the Reporting Persons may be deemed to constitute a Section 13(d) group, that, inclusive of the approximately 3,238,736 shares of Common Stock beneficially held by the Rollover Stockholders (including options and other outstanding equity awards), would beneficially own 200,988,874 shares of the Common Stock, representing 62.2% of the total shares outstanding.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Not Applicable

(e) If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ Global Select Market and will cease to be registered under Section 12 or Section 15(d) of the Exchange Act. Effective upon such deregistration, the Reporting Persons will cease to hold 5% of a class of registered equity securities and have no further reporting obligations with respect to the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in or incorporated into Item 4 and Item 5 of this Schedule 13D are each hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated August 5, 2024, by and among, Tasmania Midco, LLC, Tasmania Merger Sub, Inc. and Thoughtworks Holding, Inc., (incorporated by reference from Exhibit 2.1 to the Form 8-K filed with the SEC by Thoughtworks Holdings, Inc. on August 5, 2024).

Exhibit 2	Form of Rollover and Reinvestment Agreement, by and among, Tasmania Parent, Inc., Tasmania Holdco, Inc. Tasmania Midco, LLC and certain stockholders party from time to time thereto (incorporated by reference from Exhibit 10.2 to the Form 8-K filed with the SEC by Thoughtworks Holdings, Inc. on August 5, 2024).

Exhibit 24	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024

TURING EQUITYCO II L.P.

By:	TURING GP CO. LIMITED
Its:	General Partner

/s/ Robert Guilbert
Name:	Robert Guilbert
Title:	Director

APAX IX GP CO. LIMITED

/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director